Exhibit 26(b)

                                                         , 19


HAND DELIVERY

(Individual letter sent to each
prospective underwriter on
attached distribution letter)

Dear          :

     Monongahela Power Company (the "Company") filed a shelf Registration Statement on Form S-3, pursuant to Rule 415, with the Securities and Exchange
Commission on                 , 1995.  The Registration Statement, which became
effective on          , 19  , contains a Prospectus relating to $     million of
Debt Securities.  By transmittal letter dated              , 19  , we provided
copies of the Registration Statement, the related Prospectus, documents incorporated by reference, the Underwriters' Questionnaire and the Purchase Agreement. Enclosed herewith are five copies of a proof of the Prospectus Supplement.

     It is our intention to receive proposals for the purchase of $   million
principal amount of Debt Securities maturing on      , 19  , (the "New Debt
Securities") on          , 19  , at     A.M.  This amount and date will remain
in effect unless notification is made to the contrary. Proposals may be made by telephone to a designated representative of the Company. You will be notified of your contact prior to bidding. Each offer is to specify the coupon rate and the proceeds to the Company. Two copies of the enclosed Purchase Agreement should be completed and returned with the terms of your offer and be available for execution immediately upon acceptance by the Company of a winning proposal. A completed Underwriters' Questionnaire should be returned to Nancy L. Campbell,
Vice President and Treasurer, prior to          .  Acceptance will be based on
the lowest "annual cost of money" to the Company, i.e., the yield based on the stated maturity, the interest rate and the price to the Company (exclusive of accrued interest) contained in the offer to purchase, determined by conventional debt yield calculations.

     The Company requires a coupon rate in multiples of 1/8 of 1% and a price (exclusive of accrued interest) to be paid to the Company for the New Debt
Securities of not less than   % or more than    % of principal amount.  Interest
will accrue from the [first day of the month in which the New Debt Securities are purchased] [the date of purchase of the New Debt Securities] and will be
paid         commencing            , 19  .  [The Company would have the right,
from time to time, to defer payment of interest on its New Debt Securities for up to five years; provided that (i) at the end of any such deferral period the Company would be required to pay all interest then accrued and unpaid (together with interest thereon at the rate borne by such New Debt Securities), and (ii) during any such deferral period, the Company may not be permitted to declare or pay any dividend on, or redeem or otherwise acquire, any of its capital stock.]

     The New Debt Securities will have a    year maturity, no cash sinking fund
and may be redeemable on or after          at the option of the Company at a
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price equal to their principal amount, plus any accrued and unpaid interest, plus a premium amount, if any.

     The information set forth above is a summary of provisions more fully described in the Prospectus and Prospectus Supplement, and reference should be made to the Prospectus and Prospectus Supplement for such information and for information with respect to other provisions of the New Debt Securities.

     We have been informed that our junior subordinated debentures will be given the following ratings: Moody's ( ), Standard & Poor's ( ), and Fitch ( ).
The closing will be on             , 19   .

     We will be available by telephone to discuss with you matters regarding
your due diligence investigation of the Company on          ,  19  , at    A.M.
You may contact the undersigned or Ms. Campbell at (212) 752-2121.

                                        Sincerely,




                                        Stanley I. Garnett, II

Enclosures